UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒           Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐           No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q17 Results

1Q17 Results Free Cash Flow increased by 25%, reaching R$ 426 million in 1Q17. H2 Project was brought forward by one month. 4Q16 1Q16 (LTM) Pulp Production 000 t 1,204 1,219 1,203 -1% 0% 5,022 Adjusted EBITDA(1) R$ million 644 804 1,254 -20% -49% 3,132 Net Financial Result(3) R$ million 331 (197) 922 - - 1,026 Dividends paid R$ million 0 (2) (0) - - (306) ROIC % 4.0% 6.9% 14.9% -3 p.p. -11 p.p. 4.0% Gross Debt (R$) R$ million 18,329 16,153 11,498 13% 59% 18,329 Net Debt (R$) R$ million 11,366 11,435 10,309 -1% 10% 11,366 Net Debt/EBITDA LTM x 3.63 3.06 1.85 0.6 x 1.8 x 3.63 (1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales from agreement with Klabin (3) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others| (4) Before dividend payment, expansion and logistics capex 5) Includes the hedge fair value | (6) For covenants purposes 1Q17 Highlights Pulp production of 1,204 thousand tons, in line with 1Q16 and 1% less than in 4Q16. LTM production stood at 5,022 thousand tons. Pulp sales of 1,307 thousand tons, 15% up on 1Q16 and 18% down on 4Q16. LTM sales totaled 5,675 thousand tons. Net revenue of R$ 2,074 million (1Q16: R$ 2,395 million | 4Q16: R$ 2,534 million). LTM net revenue of R$ 9,294 million. Cash cost of R$ 754/t, 8% and 4% more than in 1Q16 and 4Q16, respectively, mainly due to increased wood costs. Excluding the impact of the scheduled downtimes, the cash cost would have come to R$ 680/t. First-quarter adjusted EBITDA of R$ 644 million, 20% and 49% less than in 4Q16 and 1Q16, respectively. LTM EBITDA amounted to R$ 3,132 million. EBITDA margin (ex-Klabin) of 37% in the quarter. EBITDA/ton, excluding Klabin’s volume, of R$ 584/t (US$ 186/t), 2% up on 4Q16 and 47% down on 1Q16. Free cash flow before expansion capex, logistics projects and dividends of R$ 426 million in the quarter, 25% up on 4Q16 and 42% down on 1Q16. LTM free cash flow totaled R$ 1,586 million. Free cash flow yield of 9.9% in R$ and 9.5% in US$. Net income of R$ 329 million (4Q16: net loss of R$ 92 million | 1Q16: net income of R$ 978 million). LTM net income of R$1,015 million. Net debt in dollars of US$ 3,587 million, 2% and 24% more than in 4Q16 and 1Q16, respectively. Liquidity position of R$ 8,457 million or US$ 2,699 million, which, added to the unused lines related to the financing of the H2 Project, is sufficient to cover this project’s remaining capex and debt amortizations until 2019. Net Debt/EBITDA ratio of 3.79x in dollars (Dec/16: 3.30x | Mar/16: 1.86x) and 3.63x in reais (Dec/16: 3.06x | Mar/16: 1.85x). Total cost of debt, including the full swap of real-denominated debt, of 3.8% (4Q16: 3.6% p.a. | 1Q16: 3.4% p.a.). Average debt maturity of 57 months (4Q16: 51 months | 1Q16: 50 months). US$700 million green bond issue in the international market, due in 2027, at 5.5% p.a. Horizonte II Project: the start-up was brought forward by one month (Sept/17), with more than 87% of the project complete and financial progress at 61%. Subsequent Events S&P affirmed our investment-grade rating (BBB-/Negative). Camila Nogueira Camila Prieto ir@fibria.com.br | +55 (11) 2138-4565 The operating and financial information of Fibria Celulose S.A. for the first quarter of 2017 (1Q17) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. 2 Investor Relations Guilherme Cavalcanti Roberto Costa Raimundo Guimarães Market cap – March 31, 2017: R$16.0 billion | US$5.1 billion(1) FIBR3: R$28.87 FBR: US$9.14 Total shares (common shares): 553,934,646 common shares (1) Market cap in R$ converted by the Ptax Conference Call: April 26, 2017 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Participants in Brazil: +55 11 2188-0155 Other participants: +1 646 843 6054 Webcast: www.fibria.com.br/ir Net Debt/EBITDA LTM (US$)(6) x 3.79 3.30 1.86 0.5 x 1.9 x 3.79 Net Debt (US$) US$ million 3,587 3,509 2,897 2% 24% 3,587 Cash(5) R$ million 6,963 4,717 1,189 48% 486% 6,963 Gross Debt (US$) US$ million 5,785 4,956 3,231 17% 79% 5,785 ROE % 4.6% 8.9% 25.3% -4 p.p. -21 p.p. 4.6% Net Income (Loss) R$ million 329 (92) 978 - - 1,015 Free Cash Flow(4) R$ million 426 342 730 25% -42% 1,586 EBITDA margin pro-forma(2) % 37% 36% 52% 1 p.p. -16 p.p. 38% Pulp Sales 000 t 1,307 1,584 1,136 -18% 15% 5,675 Net Revenues R$ million 2,074 2,534 2,395 -18% -13% 9,294 Key Figures Unit 1Q17 4Q16 1Q16 1Q17 vs 1Q17 vs Last 12 months

1Q17 Results

Free Cash Flow increased by 25%, reaching R$ 426 million in 1Q17.
H2 Project was brought forward by one month.

Key Figures	Unit	1Q17	4Q16	1Q16	1Q17 vs 4Q16	1Q17 vs 1Q16	Last 12 months (LTM)
Pulp Production	000 t	1,204	1,219	1,203	-1%	0%	5,022
Pulp Sales	000 t	1,307	1,584	1,136	-18%	15%	5,675
Net Revenues	R$ million	2,074	2,534	2,395	-18%	-13%	9,294
Adjusted EBITDA[1]	R$ million	644	804	1,254	-20%	-49%	3,132
EBITDA margin pro-forma[2]	%	37%	36%	52%	1 p.p.	-16 p.p.	38%
Net Financial Result[3]	R$ million	331	(197)	922	-	-	1,026
Net Income (Loss)	R$ million	329	(92)	978	-	-	1,015
Free Cash Flow[4]	R$ million	426	342	730	25%	-42%	1,586
Dividends paid	R$ million	0	(2)	(0)	-	-	(306)
ROE	%	4.6%	8.9%	25.3%	-4 p.p.	-21 p.p.	4.6%
ROIC	%	4.0%	6.9%	14.9%	-3 p.p.	-11 p.p.	4.0%
Gross Debt (US$)	US$ million	5,785	4,956	3,231	17%	79%	5,785
Gross Debt (R$)	R$ million	18,329	16,153	11,498	13%	59%	18,329
Cash[5]	R$ million	6,963	4,717	1,189	48%	486%	6,963
Net Debt (R$)	R$ million	11,366	11,435	10,309	-1%	10%	11,366
Net Debt (US$)	US$ million	3,587	3,509	2,897	2%	24%	3,587
Net Debt/EBITDA LTM	x	3.63	3.06	1.85	0.6 x	1.8 x	3.63
Net Debt/EBITDA LTM (US$)[6]	x	3.79	3.30	1.86	0.5 x	1.9 x	3.79

(1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales from agreement with Klabin

(3) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others| (4) Before dividend payment, expansion and logistics capex

5) Includes the hedge fair value | (6) For covenants purposes

1Q17 Highlights

- Pulp production of 1,204 thousand tons, in line with 1Q16 and 1% less than in 4Q16. LTM production stood at 5,022 thousand tons.
- Pulp sales of 1,307 thousand tons, 15% up on 1Q16 and 18% down on 4Q16. LTM sales totaled 5,675 thousand tons.
- Net revenue of R$ 2,074 million (1Q16: R$ 2,395 million | 4Q16: R$ 2,534 million). LTM net revenue of R$ 9,294 million.
- Cash cost of R$ 754/t, 8% and 4% more than in 1Q16 and 4Q16, respectively, mainly due to increased wood costs. Excluding the impact of the scheduled downtimes, the cash cost would have come to R$ 680/t.
- First-quarter adjusted EBITDA of R$ 644 million, 20% and 49% less than in 4Q16 and 1Q16, respectively. LTM EBITDA amounted to R$ 3,132 million. EBITDA margin (ex-Klabin) of 37% in the quarter.
- EBITDA/ton, excluding Klabin's volume, of R$ 584/t (US$ 186/t), 2% up on 4Q16 and 47% down on 1Q16.
- Free cash flow before expansion capex, logistics projects and dividends of R$ 426 million in the quarter, 25% up on 4Q16 and 42% down on 1Q16. LTM free cash flow totaled R$ 1,586 million. Free cash flow yield of 9.9% in R$ and 9.5% in US$.
- Net income of R$ 329 million (4Q16: net loss of R$ 92 million | 1Q16: net income of R$ 978 million). LTM net income of R$1,015 million.
- Net debt in dollars of US$ 3,587 million, 2% and 24% more than in 4Q16 and 1Q16, respectively. Liquidity position of R$ 8,457 million or US$ 2,699 million, which, added to the unused lines related to the financing of the H2 Project, is sufficient to cover this project's remaining capex and debt amortizations until 2019.
- Net Debt/EBITDA ratio of 3.79x in dollars (Dec/16: 3.30x | Mar/16: 1.86x) and 3.63x in reais (Dec/16: 3.06x | Mar/16: 1.85x).
- Total cost of debt, including the full swap of real-denominated debt, of 3.8% (4Q16: 3.6% p.a. | 1Q16: 3.4% p.a.).
- Average debt maturity of 57 months (4Q16: 51 months | 1Q16: 50 months).
- US$700 million green bond issue in the international market, due in 2027, at 5.5% p.a.
- Horizonte II Project: the start-up was brought forward by one month (Sept/17), with more than 87% of the project complete and financial progress at 61%.

Subsequent Events

- S&P affirmed our investment-grade rating (BBB-/Negative).

Market cap – March 31, 2017:

R$16.0 billion | US$5.1 billion[1]
FIBR3: R$28.87
FBR: US$9.14
Total shares (common shares):
553,934,646 common shares
(1) Market cap in R$ converted by the Ptax

Conference Call: April 26, 2017

English (simultaneous translation into Portuguese):
12:00 p.m. (Brasília)

Participants in Brazil: +55 11 2188-0155
Other participants: +1 646 843 6054

Webcast: www.fibria.com.br/ir

Investor Relations

Guilherme Cavalcanti
Camila Nogueira
Roberto Costa
Camila Prieto
Raimundo Guimarães
ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the first quarter of 2017 (1Q17) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

2

1Q17 Results Executive Summary This year began on a more positive note for the pulp market. The increase in demand was confirmed by the decline in inventories of hardwood to 37 days, according to the PPPC’s Global 100 Report, and a year-on-year upturn in eucalyptus pulp shipments, mainly to Asia. The positive fundamentals allowed Fibria to announce new price increases of US$20/t for Europe and North America in January; US$30/t for all regions in February; US$30/t for Europe and North America and US$20/t for Asia in March; and US$40/t for Europe and North America and US$20/t for Asia, valid as of April 1. Thanks to the favorable moment and the agreement with Klabin Fibria’s sales grew 15% over the same period last year. In 1Q17, pulp production totaled 1,204 thousand tons, 1% lower than in 4Q16, due to fewer production days and scheduled maintenance downtimes at the Jacareí Unit and the Aracruz mill C. In 1Q16, production volume remained flat year-on-year, the lowest effect of the Aracruz downtime, offset by the Jacareí downtimes and one day less production. The technical scope of the Aracruz and Jacareí downtimes in 1Q17 was expanded, representing an effect of 6 equivalent production days in these units. Sales volume stood at 1,307 thousand tons, 18% lower than in 4Q16, due to seasonality, and 15% higher than in the same period last year, thanks to a more favorable scenario in the pulp market. Sales volume resulting from agreement with Klabin totaled 204 thousand tons (4Q16: 183 thousand tons). Pulp inventories closed the quarter at 52 days. The production cash cost was R$ 754/t, 4% up on 4Q16, primarily due to higher non-recurring wood expenses. Compared to 1Q16, the production cash cost moved up by 8%, as a result of the impact of the scheduled maintenance downtime at the Jacareí mill, higher non-recurring wood costs, partially offset by the depreciation of the average dollar against the real (for more details, see page 7). Excluding the downtime effect, the production cash cost stood at R$ 680/t, 2% up on 1Q16, due to the higher cost with wood. Adjusted EBITDA totaled R$ 644 million in 1Q17, 20% down on 4Q16, due to lower sales volume and the depreciation of the dollar against the real. The first-quarter EBITDA margin came to 37%, 1% up on 4Q16. Compared to 1Q16, 49% down, mainly due to the 19% depreciation of the average dollar against the real, the lower average net price in dollar and the higher cash COGS. Free cash flow before expansion capex amounted to R$ 426 million in 1Q17, 25% more than in 4Q16, due to the positive variation in working capital and lower disbursements with interest payments. The 42% year-on-year decline was due to the reduction in EBITDA and release of working capital. The 1Q17 financial result was positive by R$ 331 million, versus a negative R$ 197 million in 4Q16 and a positive R$ 922 million in 1Q16. The positive financial result was mainly due to an increase in cash and financial investments following new funding operations that took place in the period, mainly related to the financing of the Horizonte 2 Project and the Bond issue (Fibria 2027). Net debt in dollars totaled US$ 3,587 million, 2% and 24% more than in 4Q16 and 1Q16, respectively. Fibria closed the quarter with a cash position of R$ 6,963 million, including the mark-to-market of derivatives. As a result of all the above, Fibria reported 1Q17 net income of R$ 329 million, versus a net loss of R$ 92 million in 4Q16 and net income of R$ 978 million in 1Q16. 4

1Q17 Results Pulp Market The pulp market improved in beginning of the year, yet another quarter marked by buoyant demand for eucalyptus pulp, with Fibria’s sales totaling 1,307 thousand tons of pulp. Price increases have been fully and rapidly implemented. The announced increases of US$ 20/t for Europe and North America in January; US$ 30/t for all regions in February; and US$ 30/t for Europe and North America and US$ 20/t for Asia in March were fully implemented. Nevertheless, the fundamentals show an unbalanced market, creating a favorable environment for a new price increase announcement, US$ 40/t for Europe and North America and US$ 20/t for Asia, valid as of April 1. According to the PPPC’s Global-100 report, Chinese demand for hardwood pulp continues to grow consistently, moving up by 21% in the first two months of this year, compared to the same period of the previous year. Also according to the Global-100 report, hardwood pulp sales grew 9% in the first two months of 2017 compared to the same period last year, as shown below: BHKP and BEKP Shipments – Feb.17 vs. Feb.16 (change % and ‘000 ton) 9% 10% 16% kt -37 kt -38 kt Total North America Western Europe China Others BHKP BEKP Source: PPPC – Global 100 Report Demand for hardwood pulp should continue rising in the second quarter given the prospect of capacity reduction, with no new capacity start-ups. 5 442 kt 11% 21% 365 kt 8% 35% -3% -3% 305 kt 18% 194 kt 139 kt 125 kt 35 kt 84

1Q17 Results Production and Sales 4Q16 1Q16 months Domestic Market Pulp 141 145 125 -3% 13% 567 (1) Inclui volume de Klabin In 1Q17, pulp production totaled 1,204 thousand tons, 1% down on 4Q16, mainly due to the scheduled maintenance downtimes at mill C of the Aracruz Unit and the Jacareí Mill, and a lower number of production days (1Q17: 90 days | 4Q16: 92 days). In the year-on-year comparison, production volume remained stable, the lowest effect of the Aracruz downtime, offset by the Jacareí downtimes and one day less production (1Q16: 91 days). The technical scope of the Aracruz and Jacareí downtimes in 1Q17 was expanded, representing an effect of 6 equivalent production days in these units. Pulp inventories closed the quarter at 889 thousand tons (52 days). The extension in the period of inspection of the boilers and pressure vessels from 12 to 15 months will allow a reduction in cost and increase of production in the long term. In 2017 there is no planned downtimes for the mills Aracruz A, Aracruz B and Três Lagoas. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2018 is shown in the following chart, in which these changes become clear. 12 months 15 months Sales volume totaled 1,307 thousand tons, 18% down on 4Q16, due to the typical first-quarter seasonality of sales. Compared to 1Q16, volume climbed 15% due to the effect of the Klabin agreement and a more favorable market environment. Sales volume resulting from the agreement with Klabin totaled 204 thousand tons (4Q16: 183 thousand tons). In the last 12 months, Fibria’s sales totaled 5,675 thousand t. In 1Q17, net revenue from shipments to Asia accounted for 42% of the total, followed by Europe with 34%, North America with 14% and Latin America with 10%. Asia represented the largest historical concentration in net revenue since Fibria’s creation, indicating that we are pursuing better net prices and Company’s commercial strategy flexibility in allocating its global sales. Results Analysis 4Q16 1Q16 months Export Market Pulp 1,864 2,308 2,116 -19% -12% 8,368 Portocel 23 24 23 -6% 0% 89 6 Total 2,074 2,534 2,395 -18% -13% 9,294 Total Pulp 2,052 2,510 2,372 -18% -14% 9,205 Net Revenues (R$ million) 1Q17 4Q16 1Q16 1Q17 vs 1Q17 vs Last 12 Domestic Market Pulp 188 202 256 -7% -27% 837 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 No maintenance downtime 2015 1Q15 2Q15 3Q15 4Q15 2014 1Q14 2Q14 3Q14 4Q14 Mills Aracruz A Aracruz B Aracruz C Jacareí Três Lagoas Veracel Export Market Pulp¹ 1,1661,4391,011 -19%15% 5,108 Total sales1,3071,5841,136-18%15%5,675 Production ('000 t)1Q174Q161Q161Q17 vs1Q17 vsLast 12 Pulp 1,2041,2191,203-1%0%5,022 Sales Volume ('000 t)

1Q17 Results Net revenue totaled R$ 2,074 million in 1Q17, 18% less than in 4Q16, due to the reduction in sales volume, as previously explained. Compared to 1Q16, net revenue fell by 13%, as a result of the 25% drop in the average net price in reais, in turn caused by the 19% devaluation of the average dollar against the real and a reduction of 7% in the price in dollars, offsetting the 15% increase in sales volume. The cost of goods sold (COGS) dropped by 17% over 4Q16 chiefly due to lower sales volume. Compared to 1Q16, the 22% upturn was caused by higher sales volume, including pulp from Klabin, and increased production costs (as detailed below). The pulp production cash cost came to R$ 754/t. in 1Q17, 4% more than in 4Q16, primarily due to: (i) higher non-recurring wood costs, increased logistics costs due to the wider average transportation radius (1Q17: 308 km | 4Q16: 286 km); (ii) the higher costs of chemicals and energy; and (iii) the lower utilities result (1Q17: R$ 9,07/t | 4Q16: R$ 10,98/t), partially offset by the lower scheduled maintenance downtime effect. Compared to 1Q16, the 8% increase occurred mainly as a result of the following factors: (i) impact of the scheduled downtime for maintenance of the Jacareí mill; (ii) higher cost o f wood due to a result of a temporary transportation mix change, in which there was a higher road contribution partially replacing the maritime barges transportation due to the implementation of the Maritime Wood Shipping Project, in Espirito Santo and Caravelas. The other factors partially offset these effects, as presented in the table below. It is worth noting that the wood cost variation was expected and that the Company is experiencing higher non-recurring wood costs, as announced to the market on previous occasions. The pulp production cash cost, excluding the effect of downtimes, increased by 1.8% in relation to 1Q16, below the inflation rate, IPCA of 4.6%. Wood (higher distance from forest to mill) 27 Cash Cost (R$/t) Lower results of utilities 3 754 727 699 Exchange rate (4) Others (1) 1Q16 4Q16 1Q17 Cash Cost ex-Downtime (R$/t) 680 668 648 Wood (transportation mix change) 38 Lower cost of chemicals and energy (9) 1Q16 4Q16 1Q17 Others 2 7 1Q17 754 Higher res ults of utilities (3) Exchange rate (16) Pulp Cash Cost R$/t 1Q16 699 Maintenance downtimes 43 1Q17 754 Lower cost of materials and third party services (2) Maintenance downtimes (6) Higher cos t of chemic als and energy 8 Pulp Cash Cost R$/t 4Q16 727

1Q17 Results Production Cash Cost 1Q17 Production Cash Cost 1Q16 Other Fixed 4% Other Fixed 4% Personnel 5% Pessoal 5% Maintenance 16% Maintenance 13% Wood 45% Wood 44% 25% Other Variable 2% 22% Outras Variáveis 3% 75% 78% Energy 9% Energy 8% Chemicals 19% Chemicals 23% Variable costs Fixed costs Selling expenses totaled R$ 105 million in 1Q17, 22% less than in 4Q16 due to the decline in sales volume. Compared to 1Q16, the 4% reduction was primarily due to the depreciation of the dollar against the real, partially offset by higher sales volume. The selling expenses to net revenue ratio came to 5%. In the analysis of selling expenses per ton, there was a reduction of 6% and 17% in relation to 4Q16 and 1Q16, respectively, largely explained by the depreciation of the dollar against the real. General and administrative expenses totaled R$ 59 million, 21% down on 4Q16, as a result of the reduction in costs with third-party services and lower expenses with benefits and payroll-related charges. The 9% decline compared to 1Q16 was caused by lower expenses with third-party services. The general and administrative expenses to net revenue ratio remained stable at 3%. In the analysis per ton, there was a reduction of 4% and 21% in relation to 4Q16 and 1Q16, respectively. Other operating income (expenses) totaled income of R$ 53 million in 1Q17, versus an expense of R$ 145 million in 4Q16 and an expense of R$ 10 million in 1Q16. The positive variation was due to the capital gain from the Losango project (receipt of part of the second installment of the negotiated price, in the amount of R$ 50 million) and the restatement of a provision related to the variable compensation program. EBITDA (R$ million) and EBITDA Margin¹ (%) EBITDA/t (R$/t) 52% 37% 36% 1,254 1,104 508 1Q16 4Q16 1Q17 1Q16 4Q16 1Q17 EBITDA (R$ million) EBITDA (US$ million) EBITDA R$/ton EBITDA US$/ton (1) Excluding the Klabin effect 8 584 186 287 154 804 326 644 244 205

1Q17 Results Adjusted EBITDA came to R$ 644 million in 1Q17, with a margin of 37%, excluding the Klabin effect, 20% lower than in 4Q16, due to lower sales volume and the depreciation of the dollar against the real, partially offset by the 4% increase in the average net price of pulp in dollars. The 49% year-on-year decline was a result of the lower average net price in reais, due to the 19% depreciation of the average dollar against the real, a reduction in the price in dollars and increase in cash COGS, mainly due to the greater effect of scheduled downtime for maintenance. EBITDA/t in 1T17, excluding Klabin's volumes, was R$ 584/t (US$ 186/t), 2% higher than 4Q16, mainly due to the reversal of part of the provision for the variable remuneration program and 47% lower than 1Q16 due to the lower dollar net price and the 19% depreciation of the average dollar against the real. The graph below shows the main variations in the quarter: EBITDA 1T17 x 4T16 (R$ millions) 804 667 EBITDANon-recurring Adjusted4Q16 effects / non-cash / CPC's EBITDA 4Q16 Volume Price and Exchange Variation Cogs S&M G&A Other operational expenses EBITDA 1Q17 Non-recurring EBITDA Adjusted effects / non-cash / CPC's¹ 1Q17 (1)Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income and tax credits. Financial Result 4Q16 1Q16 Interest on financial investments 92 73 36 26% 156% Financial Expenses (238) (182) (129) 31% 84% Interest - loans and financing (foreign currency) (102) (79) (84) 29% 21% Monetary and Exchange Variations 204 (91) 753 -324% -73% Foreign Exchange Variations - Other (69) (42) (117) 64% -41% (1) Change in the marked to market (1Q17: R$ 225 million | 4Q16: R$ 22 million | 1Q16: R$ 340 million) added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$ 92 million in 1Q17, 26% and 156% up on 4Q16 and 1Q16, respectively, thanks to the increase in cash and financial investments arising from the new funding operations that took place over the period, mainly related to the financing of the Horizonte 2 Project and the Bond issue (Fibria 2027). 9 Other Financial Income / Expenses(2) (14) (15) (20) -7% -30% Net Financial Result 331 (197) 922 -268% -64% Foreign Exchange Variations - Debt 273 (49) 870 -657% -69% Capitalized interest(2) 46 38 22 - - Interest - loans and financing (local currency) (182) (141) (67) 29% 172% Hedging(1) 287 18 282 - - (R$ million) 1Q17 4Q16 1Q16 1Q17 vs 1Q17 vs Financial Income (including hedge result) 379 91 318 - - 199666644 (137) 2143016 (446)(14) (22)

1Q17 Results Interest expenses on loans and financing totaled R$ 284 million in 1Q17, 29% up on 4Q16, primarily due to the new funding operations in the period, and 88% up on 1Q16, as a result of the increase in gross debt and hi gher interest rates, mainly LIBOR curve. Foreign-exchange income on dollar-denominated debt (63% of total gross debt including real/dollar swaps) stood at R$ 273 million, versus an expense of R$ 49 million in 4Q16 and income of R$870 million in 1Q16. The quarter-on-quarter improvement was due to the 3% devaluation of the dollar in 1Q17(1T17: R$ 3.1684 | 4T16: R$ 3.2591), while the year-on-year decline was a result of the lower depreciation of the dollar in 1Q17 compared with the 9% devaluation in 1Q16 (1T16: R$ 3.5589 | 4T15: R$ 3.9048). On March 31, 2017, the mark-to-market of derivative financial instruments was positive by R$ 243 million (a positive R$ 329 million from operational hedging, a negative R$ 245 million from debt hedging, and a positive R$ 159 million from embedded derivatives), versus a positive R$ 18 million on December 31, 2016, giving a positive variation of R$ 225 million. This positive variation was mainly due to the appreciation of the real against the dollar compared with the fourth quarter (1Q17: R$ 3.1684 | 4Q16: R$ 3.2591), which had a positive impact on the mark-to-market of operational hedging comprising zero-cost collar operations and reduced the negative mark-to-market of swap transactions. In addition, the increase in U.S. interest rates and the prospect of further cuts in the Selic interest rate have led to a positive mark-to-market of interest rate swaps. Cash inflows from transactions that matured in the period totaled R$ 63 million (a negative R$ 24 million from debt hedging and a positive R$ 87 million from operational hedging). The following table shows Fibria’s derivative hedging position at the close of March 2017: Swaps Maturity Receive US Dollar Libor (1) Brazilian Real CDI (2) Brazilian Real TJLP (3) Brazilian Fixed (4) IPCA CDI (5) dec/19 aug/20 dec/17 jul/19 aug/23 $ 571 R$ 610 R$ 37 R$ 164 R$ 844 $ 590 R$ 616 R$ 59 R$ 178 R$ 844 R$ R$ R$ R$ R$ 1,765 1,036 38 148 932 R$ R$ R$ R$ R$ 1,868 1,028 59 155 868 Pay US Dollar Fixed (1) US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) Real Fixed (5) dec/19 aug/20 dec/17 jul/19 aug/23 $ $ $ $ 571 313 23 75 $ $ $ $ $ 590 316 36 82 844 R$ R$ R$ R$ R$ (1,763) (1,242) (73) (210) (876) R$ R$ R$ R$ R$ (1,870) (1,287) (117) (234) (848) R$ 844 US Dollar Options up to 21M $2,405 $1,760 R$ 329 R$ 268 Receive US Dollar Fixed jan/35 $ 802 $ 813 R$ 159 R$ 128 Pay US Dollar CPI jan/35 $ 802 $ 813 R$ - R$ - 10 Net (a+b+c+d) R$ 243 R$ 18 Embedded Derivatives Total (d) R$ 159 R$ 128 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (c) R$ 329 R$ 268 Option Pay Total (b) R$ (4,164) R$ (4,356) Net (a+b) R$ (245) R$ (378) Receive Total (a) R$ 3,919 R$ 3,978 Notional (MM) Fair Value mar/17 dec/16 mar/17 dec/16

1Q17 Results Zero-cost collar operations remained appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 21 months, covering 42% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the ZCC instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Strike put avg. (R$/US$) 3.36 3.37 3.33 3.30 3.39 3.22 Cash impact on settlement (R$ million) 28 87 - - - - Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 48 months in 1Q17) and therefore has a limited cash impact. The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 of the 1Q17 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance executive area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations. Net Result Fibria recorded net income of R$ 329 million in 1Q17, versus a net loss of R$ 92 million in 4Q16 and net income of R$ 978 million in 1Q16. The quarter-on-quarter variation was primarily due to the positive financial result and the capital gain from the Losango project (receipt of part of the second installment of the negotiated price, in the amount of R$ 50 million), partially offset by the deferred income tax effect. In relation to 1Q16, the variation was mainly due to the lower financial result and the downturn in the operating result, offset by the result of the capital gain with the Losango project. 11 Strike call avg. (R$/US$) 5.64 5.29 5.19 5.33 5.70 4.33 Settled in Settled in Maturity in Maturity in Maturity in Maturity in 4Q16 1Q17 2Q17 3Q17 4Q17 2018 Notional (US$ million) 335 391 349 400 390 1,266

1Q17 Results Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 22), the indicator was 19% lower than in 4Q16, due to lower sales volume and the depreciation of the average dollar against the real. Earnings per share fell 47% year-on-year as a result of the increase in cash COGS and the lower average net price in reais, due to the 19% depreciation of the average dollar against the real and a reduction in the price in dollars. The chart below shows the main factors impacting the 1Q17 net result, beginning with EBITDA in the same period: Net Result (R$ million) 287 273 (146) 644 (61) Adjusted EBITDA 1Q17 Exchange variation debt Net Interest Deprec.,amortiz. And depletion Income tax Other (1) Net Income 1Q17 MtM derivateves (1) Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses. Indebtedness Dez/16 Mar/16 Gross Debt R$ million 18,329 16,153 11,498 13% 59% Gross Debt in US$(1) R$ million 11,475 10,113 10,348 13% 11% Cost of debt (foreign currency) (2) % p.a. 4.1% 3.8% 3.7% 0.3 p.p. 0.4 p.p. Short-term debt % 8% 7% 7% 1 p.p. 1 p.p. Cash and market securities in US$ R$ million 3,872 1,338 765 189% 406% Cash and cash Equivalents (3) R$ million 6,963 4,717 1,189 48% 486% Net Debt/EBITDA (in US$) x 3.63 3.06 1.85 0.6 1.8 (1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 10.956 million (60% of the total debt) and debt in reais was R$ 7.373 million (40% of the debt) (2 The costs are calculated considering the debt swap (3) Includes the fair value of derivative instruments (4) For covenant purposes On March 31, 2017, gross debt stood at R$ 18,329 million, R$ 2,176 million, or 13%, up on the close of 4Q16, mainly due to the new Bond issue totaling US$ 700 million (R$ 2,247 million), due in 2027 (Fibria 2027) at 5.5% p.a. 12 Net Debt/EBITDA (in US$)(4) x 3.79 3.30 1.86 0.5 1.9 Net Debt R$ million 11,366 11,435 10,309 -1% 10% Fair value of derivative instruments R$ million 243 18 (488) 1250% -150% Cash and market securities in R$ R$ million 2,848 3,361 912 -15% 212% Cost of debt (local currency) (2) % p.a. 9.5% 10.5% 11.4% -1.0 p.p. -1.9 p.p. Average maturity months 57 51 50 6 7 Gross Debt in R$ R$ million 6,854 6,040 1,150 13% 496% Unit Mar/17 Dez/16 Mar/16 Mar/17 vs Mar/17 vs (436) 329 (232)

1Q17 Results The chart below shows the changes in gross debt during the quarter: Gross Debt (R$ million) 18.,329 22.,224477 238 55 147 izonte 2 Horizonte 2 RC ARC Gross Debt Dez/2016 Green Bond 2027 Loans H2 Principal Payment Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Mar/2017 The financial leverage ratio in dollars increased to 3.79x on March 31, 2017 (versus 3.30x in 4Q16), the Company is implementing initiatives to manage leverage such as capex and working capital. The total average cost(*) of Fibria’s dollar debt was 3.8% p.a. (Dec/16: 3.6% p.a. | Mar/16: 3.4% p.a.) comprising the average cost of local currency bank debt of 9.5% p.a. (Dec/16: 10.5% p.a. | Mar/16: 11.4% p.a.), which fell due to the decline in the future DI interest rate curve, and the cost in dollars of 4.1% p.a. (Dec/16: 3.8% p.a. | Mar/16: 3.7% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): Gross Debt by Index Gross Debt by Type Gross Debt by Currency 7% 23% 19% 27% 21% 4% 6% 9% 63% 24% 14% 42% Pre-Payment Bond Finnvera ARC ACC BNDES NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency (*) Total average cost, considering debt in reais adjusted by the market swap curve. The average maturity of the total debt was 57 months in Mar/17, against 51 months in Dec/16 and 50 months in Mar/16. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 8,457 Revolver Cash on hand¹ 2,547 2,221 2,225 2,048 1,794 Liquidity 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 13 (1) Not includ the mark-to-market of hedging instruments. 1,737 2,957 6,720 1,797 379 2,578 1,611 1,046 2,014 313 109 58 2,167 1,150 473 1,168 1,654 660 1,324 936 1,002 490 996 16,.153(132) (105) (273) Hor A

1Q17 Results Cash and cash equivalents closed March 31, 2017 at R$ 6,963 million, including the mark-to-market of hedging instruments totaling a positive R$ 243 million. Excluding this impact, 42% of cash was invested in local currency in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has four revolving credit facilities totaling R$ 1,737 million available until 2018, three of which in local currency totaling R$ 850 million at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.50% p.a. when on stand-by) and one in foreign currency totaling US$ 280 million with a cost of 1.55% p.a. to 1.70% p.a. plus the 3-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$ 6,720 million, these lines totaling R$ 1,737 million have resulted in an immediate liquidity position of R$ 8,457 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed March 31, 2017 at 5.8x. The graph below shows the evolution of Fibria’s net debt and leverage since March 2016: Net Debt / EBITDA (x) 3.79 3.63 3.30 3.06 2.64 2.33 2.10 1.82 (R$) 1.86 1.85 (US$) 11,435 11,366 9,722 Mar/16 Jun/16 Sep/16 Dec/16 Mar/17 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 4Q16 1Q16 months Forest Expansion 63 56 22 13% 188% 178 Subtotal Expansion 885 1,132 921 - - 3,998 Forestry Renewal 316 408 301 -23% 5% 1,508 Subtotal Maintenance 460 615 400 -25% 15% 2,086 Logistics projects 2 2 115 - - 8 14 Total Capex 1,349 1,748 1,436 -23% -6% 6,095 Land purchase 2 - - - - 2 Maintenance, IT, R&D, Modernization 138 194 95 -29% 46% 545 Safety/Environment 7 12 4 -47% 51% 33 Expansion - Others 10 1 3 - - 14 (R$ million) 1Q17 4Q16 1Q16 1Q17 vs 1Q17 vs Last 12 Industrial Expansion 812 1,075 896 - - 3,806 10,309 10,620 3,509 3,587 3,272 2,897 3,029

1Q17 Results Capex totaled R$ 1,349 million in 1Q17, less than in 4Q16, primarily due to lower investments in the Horizonte 2 Project, and less than in 1Q16, as a result of the reduction in pulp logistics investments in 1Q16 related to the bid for the T32 terminal in the Port of Santos. Horizonte 2 Project The Horizonte 2 Project ended 1Q17 on schedule, more than 87% physically complete, and the start-up of the industrial plant was brought forward to the beginning of September 2017. Financial progress came to 61% and total investments in the project remained at R$ 7.5 billion. In the forestry area, it is worth noting the completion of the land leasing plan, the beginning of timber harvesting, progress in the forest planting program and the conclusion of the works in the seedling factory. In the industrial area, there was a partial disposition of the following areas: water treatment, industrial compressed air, cold water and energy distribution for testing. Fibria also moved forward with the electromechanical assembly of water treatment stations. In logistics, the highlights were the progress of work at the port terminal in Santos; the completion of piling and the beginning of construction of the foundation at the Intermodal Terminal in Aparecida do Taboado; and the contracting of pulp transport logistics services. Free Cash Flow months (-) Total Capex (1,349) (1,748) (1,436) (6,095) (-) Interest (paid)/received (34) (190) (31) (442) (+/-) Working Capital 282 360 (63) 1,098 Dividends (0) 2 0 306 426 342 730 1,586 projects and purchase and sale of land Free cash flow was positive by R$ 426 million in 1Q17 (excluding the capex effect of the H2 Project, dividends and pulp logistics), versus a positive R$ 342 million in 4Q16 and a positive R$ 730 million in 1Q16. The quarter-on-quarter increase was chiefly due to a reduction in maintenance capex and lower disbursements with interest payments, while the year -on-year decline was caused by the positive variation in working capital and lower maintenance capex. Considering free cash flow before H2 Project capex, the free cash flow yield stood at 9.9% in R$ and 9.5% in US$. 15 Logistics projects 11 2 115 17 Free Cash Flow ex-Project H2, dividends, logistics (+/-) Others 6 (1) (22) 2 Free Cash Flow (461) (793) (303) (2,722) Project H2 Capex 875 1,130 918 3,984 (-) Income tax (9) (16) (5) (111) (-) Dividends 0 (2) (0) (306) (R$ million) 1Q17 4Q16 1Q16 Last 12 Adjusted EBITDA 644 804 1,254 3,132

1Q17 Results ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29). 4Q16 1Q16 IAS 41 adjustments R$ million (104) (123) (320) -15% -67% Shareholders' Equity (adjusted) - average(1) R$ million 13,748 13,083 13,595 5% 1% Capex ex-H2 Project LTM(2) R$ million (1,951) (1,918) (1,786) 2% 9% Income Tax LTM R$ million (111) (106) (73) 4% 52% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project, modernization and the land purchase occurred in 4Q15. 4Q16 1Q16 Total Asset R$ million 32,617 31,937 27,501 2% 19% Property, plant and equipment in progress R$ million (3,012) (2,466) (795) 22% 279% Adjustment CPC 29 R$ million (295) (337) (405) -13% -27% Capex ex-H2 Project LTM(2) R$ million (1,951) (1,918) (1,786) 2% 9% Adjusted Income LTM R$ million 1,070 1,717 3,725 -38% -71% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project, modernization and the land purchase occurred in 4Q15. Capital Market Equities Average Daily Trading Volume (US$ million) Average Daily Trading Volume (million shares) 90 80 70 60 50 40 30 20 10 0 12 10 8 6 4 2 0 Jan-17 Feb-17 Mar-17 Jan-17 Feb-17 Mar-17 BM&FBovespaNYSE BM&FBovespaNYSE 16 Daily average: 3.2 million shares Daily average: US$ 29.4 million ROIC R$ million 4.0% 6.9% 14.9% -2.8 p.p. -10.8 p.p. Income Tax LTM R$ million (111) (106) (73) 4% 52% Adjusted EBITDA LTM R$ million 3,132 3,742 5,584 -16% -44% Adjusted Invested Capital R$ million 26,548 24,961 25,029 6% 6% Invested Capital R$ million 26,843 25,299 25,433 6% 6% Liabilities (ex-debt) R$ million (2,763) (4,173) (1,273) -34% 117% Return on Invested Capital Unit 1Q17 4Q16 1Q16 1Q17 vs 1Q17 vs ROE%4.6%9.8%25.3%-5.2 p.p.-20.8 p.p. Adjusted Income LTMR$ million 6281,2773,443 -51%-82% Net interest LTMR$ million (442)(440)(280) 0%58% Adjusted EBITDA LTMR$ million 3,1323,7425,584 -16%-44% Shareholders' Equity (adjusted)R$ million 14,04013,69513,455 3%4% Return on EquityUnit1Q174Q161Q161Q17 vs1Q17 vs Shareholders' EquityR$ million 14,14413,81813,775 2%3%

1Q17 Results Fibria’s average daily traded volume in 1Q17 was approximately 3.2 million shares, 16% down on 4Q16, while daily financial volume averaged US$ 29.4 million, down by 8% in the same period, US$ 16.3 million of which on the BM&FBovespa and US$ 13.1 million on the NYSE. Total Free Float Local 25% Votorantim S.A 162,974,335 29.42 Treasury 537,742 0.10 Foreign 75% Free Float 229,275,399 41.39 On March 31st, 2017, the Company's capital stock was represented by 553,934,646 common shares. The number of shares outstanding was 229,275,399, traded on the São Paulo Stock Exchange (BM & FBovespa) and on the New York Stock Exchange (NYSE), of which 537,742 were treasury shares. Fibria’s market capitalization stood at R$ 16.0 billion, on March 31st, 2017. Free float in 1Q17 stood at 41.39% of total shares, 75% foreign and 25% local. Fixed Income Dec/16 Mar/16 Fibria 2024 - Price USD/k 103.0 100.5 98.4 2% 5% Fibria 2027 - Price USD/k 100.3 - - - - Subsequent Events On April 4, S&P affirmed our investment-grade rating (BBB-/Negative). The statement is an important acknowledgment of efforts to manage the company's indebtedness and leverage, and reflects the expectation that Fibria's leverage will remain within investment grade limits. S&P highlighted the strong liquidity and the expectation of continuity in the reduction of the leverage in 2017 and 2018. 17 UST-Treasury 10 y % 2.4 2.4 1.8 -0.1 p.p. 0.6 p.p. Fibria 2027 - Yield % 5.5 - - - - Unit Mar/17 Dec/16 Mar/16 Mar/17 vs Mar/17 vs Fibria 2024 - Yield % 4.7 5.2 5.5 -0.4 p.p. -0.8 p.p. TOTAL 553,934,646 100.00 Board of Directors, Fiscal Council and Executive Officers 64,489 0.01 BNDESPar 161,082,681 29.08 Shareholders Structure Common Shares %

1Q17 Results

Fibria's average daily traded volume in 1Q17 was approximately 3.2 million shares, 16% down on 4Q16, while daily financial volume averaged US$ 29.4 million, down by 8% in the same period, US$ 16.3 million of which on the BM&FBovespa and US$ 13.1 million on the NYSE.

Shareholders Structure	Common Shares	%
Votorantim S.A	162,974,335	29.42
BNDESPar	161,082,681	29.08
Treasury	537,742	0.10
Board of Directors, Fiscal Council and Executive Officers	64,489	0.01
Free Float	229,275,399	41.39
TOTAL	**553,934,646**	**100.00**

Total *Free Float*


Local
25%
Foreign
75%

On March 31st, 2017, the Company's capital stock was represented by 553,934,646 common shares. The number of shares outstanding was 229,275,399, traded on the São Paulo Stock Exchange (BM & FBovespa) and on the New York Stock Exchange (NYSE), of which 537,742 were treasury shares. Fibria's market capitalization stood at R$ 16.0 billion, on March 31st, 2017. Free float in 1Q17 stood at 41.39% of total shares, 75% foreign and 25% local.

Fixed Income

	Unit	Mar/17	Dec/16	Mar/16	*Mar/17 vs Dec/16*	*Mar/17 vs Mar/16*
Fibria 2024 - Yield	%	4.7	5.2	5.5	*-0.4 p.p.*	*-0.8 p.p.*
Fibria 2024 - Price	USD/k	103.0	100.5	98.4	*2%*	*5%*
Fibria 2027 - Yield	%	5.5	-	-	-	-
Fibria 2027 - Price	USD/k	100.3	-	-	-	-
UST-Treasury 10 y	%	2.4	2.4	1.8	*-0.1 p.p.*	*0.6 p.p.*

Subsequent Events

On April 4, S&P affirmed our investment-grade rating (BBB-/Negative). The statement is an important acknowledgment of efforts to manage the company's indebtedness and leverage, and reflects the expectation that Fibria's leverage will remain within investment grade limits. S&P highlighted the strong liquidity and the expectation of continuity in the reduction of the leverage in 2017 and 2018.

17

1Q17 Results Appendix II – Income Statement -18% -13% Net Revenue 2,074 100% 2,534 100% 2,395 100% Foreign Sales 1,864 90% 2,308 91% 2,116 88% -19% -12% -17% 24% Cost related to production (1,524) -73% (1,826) -72% (1,225) -51% -21% -9% General and administrative (59) -3% (74) -3% (64) -3% Equity (0) 0% 0 0% (1) 0% -1400% -82% Current Income taxes expenses (20) -1% (17) -1% (42) -2% 14% -53% Net Income (Loss) attributable to controlling equity interest 327 16% (92) -4% 975 41% -454% -67% Depreciation, amortization and depletion 436 21% 581 23% 443 18% -25% -2% Fair Value of Biological Assets 12 1% 104 4% - 0% 0% - 8% 36% Accruals for losses on ICMS credits 24 1% 22 1% 17 1% (*) Calculation excludes pulp sales from agreement hith Klabin 19 EBITDA margin pro-forma (*) 644 37% 804 36% 1,254 52% -20% -49% Tax Credits/Reversal of provision for contingencies (0) 0% 2 0% (2) 0% -122% - EBITDA adjusted 644 31% 804 32% 1,254 52% -20% -49% Fixed Assets disposals (58) -3% 9 0% 5 0% -727% -1240% EBITDA 666 32% 667 26% 1,233 51% 0% -46% Equity 0 0% (0) 0% 1 0% -1400% -82% Net Income (Loss) attributable to non-controlling equity interest 2 0% 1 0% 3 0% 218% -15% Deffered Income taxes expenses (212) -10% 36 1% (692) -29% -685% -69% Net Income (Loss) 329 16% (92) -4% 978 41% -459% -66% Other operating (expenses) income 53 3% (145) -6% (10) 0% -137% -631% Operating Income 561 27% (111) -4% 1,712 71% -607% -67% Financial Result 331 16% (197) -8% 922 38% -268% -64% Freight (209) -10% (265) -11% (195) -8% -21% 7% Operating Profit 341 16% 442 17% 975 41% -23% -65% Selling and marketing (105) -5% (136) -5% (110) -5% -22% -4% Cost of sales (1,733) -84% (2,092) -83% (1,420) -59% -17% 22% Domestic Sales 210 10% 226 9% 279 12% -7% -25% INCOME STATEMENT - CONSOLIDATED (R$ million) 1Q17 4Q16 1Q16 1Q17 vs 4Q16 1Q17 vs 1Q16 R$ AV% R$ AV% R$ AV% (%) (%)

1Q17 Results Appendix III – Balance Sheet Cash and cash equivalents 4,056 773 2,660 Short-term debt 1,460 778 1,138 Derivative instruments 319 70 257 Trade Accounts Payable 2,330 605 1,867 Inventories 1,861 1,698 1,638 Tax Liability 94 131 86 Others 113 112 150 Others 138 229 122 NON CURRENT 4,232 4,363 4,759 NON CURRENT 18,003 12,479 16,600 Derivative instruments 305 300 242 Accrued liabilities for legal proceedings 211 176 190 Recoverable taxes 1,751 768 1,718 Derivative instruments 223 624 235 Assets avaiable for sale - 598 598 Others 271 236 274 Property, plant & equipment , net 13,896 10,233 13,107 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,572 4,613 4,576 Statutory Reserve 2,748 2,354 2,421 Treasury stock (11) (10) (10) TOTAL SHAREHOLDERS' EQUITY 14,144 13,775 13,818 20 TOTAL ASSETS 36,838 28,416 34,440 TOTAL LIABILITIES 36,838 28,416 34,440 Equity attributable to non-controlling interests 69 63 67 Equity valuation adjustment 1,598 1,633 1,600 Biological assets 4,399 4,154 4,352 Capital Reserve 12 7 11 Investments127 128 130 Equity attributable to shareholders of the Company 14,076 13,712 13,751 Others 342 296 319 Fostered advance 657 647 664 Assets avaiable for sale - 477 477 Deferred income taxes 1,019 1,685 1,211 Deferred income taxes , net 430 245 409 Marketable securities 158 69 6 Long-term debt 16,869 10,721 15,014 Recoverable taxes 223 807 144 Dividends and Interest attributable to capital payable 397 89 397 Trade accounts receivable, net 533 630 635 Payroll and related charges 113 96 168 Securities 2,507 836 2,033 Derivative Instruments 159 234 246 BALANCE SHEET (R$ million) ASSETS Mar/17 Mar/16 Dec/16 LIABILITIES Mar/17 Mar/16 Dec/16 CURRENT 9,612 4,925 7,517 CURRENT 4,690 2,162 4,023

1Q17 Results Appendix IV – Cash Flow Adjusted by (+) Foreign exchange losses, net (204) 91 (753) (+) Equity in losses of jointly-venture 0 (0) 1 (+) (Gain)/loss on disposal of property, plant and equipment (58) 9 5 (+) Interest expense 238 182 129 (+) Provisions and other 9 10 4 Decrease (increase) in assets Inventories (112) 94 (87) Other assets/advances to suppliers 5 15 43 Trade payable 481 508 (60) Payroll, profit sharing and related charges (55) 12 (75) Cash provided by operating activities Interest paid (105) (247) (87) Acquisition of property, plant and equipment and intangible assets and forests (1,346) (1,707) (1,403) Marketable securities, net (615) 414 554 Derivative transactions settled 63 (5) (57) Capital Increase - - (3) Others - - - Borrowings 2,394 2,516 399 Dividendos pagos (0) (2) (0) Other 0 (0) 1 Effect of exchange rate changes on cash and cash equivalents (64) (26) (55) Cash and cash equivalents at beginning of year 2,660 1,134 1,078 21 Cash and cash equivalents at end of year 4,056 2,660 773 Net increase (decrease) in cash and cash equivalents 1,395 1,526 (305) NET CASH USED IN FINANCING ACTIVITIES 2,261 1,943 (443) Repurchase of shares (0) (2) (0) Repayments - principal amount (132) (571) (843) NET CASH USED IN INVESTING ACTIVITIES (1,691) (1,348) (940) Cash flows from financing activities Proceeds from sale of investment - Losango Project 202 - - Acquisition of interest in subsidary - (13) - Proceeds from sale of property, plant and equipment 9 4 2 Advances for acquisition of timber from forestry partnership program (4) (41) (33) Income taxes paid (9) (16) (5) NET CASH PROVIDED BY OPERATING ACTIVITIES 888 958 1,133 Cash flows from investing activities Interest received 72 57 56 Other payable 14 4 132 Taxes payable (0) (62) (468) Increase (decrease) in liabilities Recoverable taxes (136) (46) 382 Trade accounts receivable 85 (166) 69 (+) Program Stock Options 1 1 (8) (+) Impairment of recoverable ICMS 24 22 17 (+) Interest and gain and losses in marketable securities (83) (67) (35) (+) Fair value of biological assets 12 104 - (+) Change in fair value of derivative financial instruments (287) (18) (282) (+) Depreciation, depletion and amortization 436 581 443 INCOME (LOSS) BEFORE TAXES ON INCOME 561 (111) 1,712 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million) 1Q174Q161Q16

1Q17 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net (331) 197 (922) (+) Depreciation, amortization and depletion 436 581 443 (+) Equity 0 (0) 1 (+/-) Loss (gain) on disposal of property, plant and equipment (58) 9 5 (-) Tax credits/reversal of provision for contingencies (0) 2 (2) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented. 22 EBITDA Adjusted6448041,254 (+) Accrual for losses on ICMS credits242217 (-) Fair Value of Biological Assets12104-EBITDA6666671,233 (+) Taxes on income232(19)734 Adjusted EBITDA (R$ million)1Q174Q161Q16 Income (loss) of the period 329(92)978

1Q17 Results Appendix VI – Economic and Operational Data 4Q16 1Q16 months Europe 34% 29% 46% 4 p.p. -13 p.p. 43% Asia 42% 37% 25% 5 p.p. 17 p.p. 24% Europe 708 674 654 654 655 658 665 672 679 681 692 714 Net Debt / Adjusted EBITDA (LTM*) (US$) 3.79 3.30 1.86 Cash + EBITDA (LTM*) / Short-term Debt 6.5 7.4 8.7 *LTM: Last twelve months (+) Depreciation, depletion and amortization 436 581 443 (+) Change in fair value of derivative financial instruments (287) (18) (282) (+) Change in fair value of biological assets 12 104 - (+) Interest on Securities, net (83) (67) (35) (+) Provisions and other 9 10 4 (+) Stock Options program 1 1 (8) 23 Cash earnings (R$ million) 649 804 1,232 Outstanding shares (million) 554 554 554 Cash earnings per share (R$) 1.2 1.5 2.2 (+) Interest on loan accrual 238 182 129 (+) Accruals for losses on ICMS credits 24 22 17 (+) Loss (gain) on disposal of Property, Plant and Equipment (57) 9 5 (+) Equity 0 (0) 1 (+) Unrealized foreign exchange (gains) losses, net (204) 91 (753) Reconciliation - net income to cash earnings (R$ million) 1Q17 4Q16 1Q16 Net Income (Loss) before income taxes 561 (111) 1,712 Total Debt / Total Capital (gross debt + net equity) 0.6 0.5 0.5 Financial Indicators Mar/17 Dec/16 Mar/16 Net Debt / Adjusted EBITDA (LTM*) (R$) 3.63 3.06 1.85 China 594 571 542 522 502 490 486 494 516 519 508 505 Pulp price - FOEX BHKP (US$/t) Mar/17 Feb/17 Jan/17 Dec/16 Nov/16 Oct/16 Sept/16 Aug/16 Jul/16 Jun/16 May/16 Apr/16 Brazil / Others 10% 9% 12% 1 p.p. -1 p.p. 9% North America 14% 25% 17% -11 p.p. -3 p.p. 24% Pulp net revenues distribution, by region 1Q17 4Q16 1Q16 1Q17 vs 1Q17 vs Last 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2017

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO